1. Name of Reporting Person, Social Security or I.R.S. Identfication No. of above person:


                 Carl W. Dinger III

                 ###-##-####


2.  Check The Appropriate Box if a Member of a Group:


                 Not Applicable

3.  SEC USE


                 Not Applicable


4.  Source of Funds:


                 Personal Funds  (PF)



5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):


                 Not Applicable



6.  Citizenship or Place of Organization:


                 USA


7.  Sole Voting Power:


                 152,166


8.  Shared Voting Power:


                       0


9.  Sole Dispositive Power:


                 152,166


10. Shared Dispositive Power:


                       0


11. Aggregate Amount Beneficially Owned By Each Reporting Person:


                 152,166



12. Check Box if the Aggregate Amount in Row 11 excludes Certain Shares:



                 Not Applicable



13. Percent of Class Represented by Amount in Row 11:


                 5.20%



14. Type of Reporting Person:


                 Individual  (IN)



15. Signature


                 Carl W. Dinger III         10/29/97



GENERAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D - RONSON CORPORATION


1.  Security & Issuer

    a.) Title of the class of equity securities:


                 Common, Par Value $1.00


    b.) Name & Address of Principal Executive Offices



                 Ronson Corporation
                 Corporate Park III
                 Campus Drive
                 P.O. Box 6707
                 Somerset, New Jersey  08875-6707


2.  Identity & Background


     a.) Name of Filer


                 Carl W. Dinger III


     b.) Residence of Filer:


                 7 Lake Trail West
                 Morristown, New Jersey 07960


     c.) Occupation & Address of Employer:


                 Portfolio Manager
                 Beutel Goodman Capital Management
                 5847 San Felipe, Suite 4500
                 Houston, Texas 77057


     d.) Criminal Convictions:


                 None


     e.) Civil Proceedings:


                 None


     f.) Citizenship:


                 USA


3.  Source & Amount of Funds or Other Consideration:


     a.) Source of Funds


                 The source of funds are personal funds of the filer combined with borrowings from two investment brokerage accounts supported by several other equity security hold-ings. The issuer's securities are held in cash accounts at those brokerage firms.


     b.) Description of the Transactions:


                 The transactions were conducted through open market purchases through two broker dealers.

                 Filer filed an original 13D on 12/20/96 detailing ownership of 5.03% (90,700 shares)of the then outstanding shares of the issuer. As revealed in the issuer's Form 10-K filed in March of 1997, the issuer's shares outstanding increased signi-ficantly owing to the issuer's preferred-for-common equity exchange offer. As a result, filer passively fell below the requirements for filing under the Act. Filer is filing a corrective 13-D Amendment detailing that his original 13D filing on 12/20/96 had fallen below the 5% threshold as indicated in issuer's 10K filing in March of 1997.

                 The filing of this second original 13D relates to filer's increasing his stake in the issuer above the proforma 5% threshold on 10/21/97 to filer's current holdings of approximately 5.20%


4.  Purpose of the Transaction:


                 The filer may from time to time acquire or dispose of the securities of the issuer. The filer has recommended to the President at a meeting early in 1997 that the company pursue a sale of certain assets in order to enhance shareholder value. In the future, filer may seek represent-ation on the Board of Directors if the company does not take steps to enhance shareholder value.



5.  Interest in the Securities of the Issuer


     a.) Aggregate Number of Shares of Issuer & Percentage of Class Held


                 152,166 shares of Common (approximately 5.20% of the Common outstanding as of the 10-Q filed on 6/30/97), owned directly by Carl W. Dinger III


     b.) Number of shares/sole voting power/sole disposition power:


                 152,166 shares sole voting power and sole disposition power held by Carl W. Dinger III


     c.) Transactions by the Filer in the Class of Securities Reported:


                 Date:           Shares:            Price/Share:

               12/08/95           2500                $2.45
               12/08/95           2500                 2.45
               12/31/96           2500                 2.50
               06/03/96           2500                 2.75
               06/05/96           5000                 2.75
               06/17/96           5000                 2.63
               06/17/96           5000                 2.63
               06/24/96           5000                 2.63
               06/25/96           1000                 2.94
               07/05/96           2500                 3.00
               11/20/96          15000                 2.00
               11/25/96           5000                 2.00
               11/26/96          10000                 2.00
               11/27/96           1000                 2.00
               12/04/96           2200                 2.06
               12/05/96           6000                 2.06
               12/09/96           1500                 2.13
               12/10/96           1500                 2.13
               12/13/96          10000                 2.17
               12/20/96           5000                 2.09
               12/23/96           1100                 2.09
               02/27/97           5000                 2.62
               03/14/97           5000                 2.62
               03/21/97           5200                 2.62
               06/24/97          10000                 2.28
               09/12/97           2500                 2.25
               09/18/97            166                 2.18
               09/23/97          25000                 2.42
               10/21/97           7500                 3.50


     d.)  Other Persons Entitled To Receive Dividends/Proceeds:


                 None


     e.)  Inapplicable


6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                 There are no arrangements as detailed in item 6 except that the securities of the issuer are held in cash accounts at two separate broker-dealers. These same accounts have margin account balances that are secured by other margin-able equity securities held by the filer.


7.  Materials To Be Filed as Exhibits


                 None